09055903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WynVale Financial Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Old Mill Road
(No. and Street)

Stockton, (City) NJ (State) 08559-1218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony S. Wiseman 908-628-0831
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

1200 Atwater Drive, Suite 225, Malvern, PA 19355
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony S. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WynVale Financial Distributors LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. ZENGEL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 20, 2009

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Independent Auditor's Report

To the Members
WynVale Financial Distributors LLC
Stockton, New Jersey

We have audited the accompanying statement of financial condition of WynVale Financial Distributors LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of WynVale Financial Distributors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WynVale Financial Distributors LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Malvern, Pennsylvania
February 23, 2009

Statement of Financial Condition
December 31, 2008

	2008
Assets	
Cash	$228,280
Accounts receivable	3,732
Prepaid expenses	14,130
Equipment, net	5,035
Total Assets	$251,177
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 4,982
Members' equity	246,195
Total Liabilities and Members' Equity	$251,177

See notes to financial statements.

Statement of Operations

Year Ended December 31, 2008

	2008
Revenue	
Consulting fees	$1,045,525
Other income	124
Interest income	210
Total Revenue	1,045,859
Expenses	
Officer's compensation	510,000
Payroll taxes	21,069
Professional fees	54,012
Marketing costs	19,050
Travel and entertainment	77,495
Commission expense	130,000
Registration fees and dues	7,790
Other expenses	18,921
Total Expenses	838,337
Net Profit	$ 207,522

Statement of Changes in Members' Equity
Year Ended December 31, 2008

	2008
Members' Equity - Beginning of Year	$ 38,673
Net profit	207,522
Members' Equity - End of Year	$246,195

See notes to financial statements.

Statement of Cash Flows
Year Ended December 31, 2008

	2008
Cash Flows from Operating Activities	
Net profit	$207,522
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	1,254
Gain on sale of equipment	(124)
Decrease in short-term investments	6,497
Decrease in accounts receivable	16,268
Increase in prepaid expenses	(12,180)
Decrease in accounts payable and accrued expenses	(22,541)
Net Cash Provided by Operating Activities	196,696
Cash Flows from Investing Activities	
Proceeds from sale of equipment	6,115
Purchase of equipment	(6,165)
Net Cash Used in Investing Activities	(50)
Net Increase in Cash	196,646
Cash - Beginning of Year	31,634
Cash - End of Year	$228,280

See notes to financial statements.

Note 1 - Organization and Nature of Operations

WynVale Financial Distributors LLC (the Company) operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales mutual funds to other broker-dealers on a sales commission basis. The Company also receives consulting revenue for activities engaging in the solicitation and selling of private placements to institutional investors and accredited investors under Rule 501(a) of Regulation D under the Securities Act of 1933.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets.

Revenue Recognition

The Company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement, and other fees are recognized as income when the Company renders the related services.

Income Taxes

No provision for federal or state income taxes has been made since the Company is a pass-through limited liability company in conformity with the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

Note 3 - Equipment

Equipment is summarized as follows:

	Estimated Useful Lives	2008
Office and equipment	5 years	$6,165
Less: accumulated depreciation		(1,130)
Equipment, Net		$5,035

Amounts charged to other expenses for depreciation for the year ended December 31, 2008 amounted to $1,254.

Note 4 - Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $223,298, which was $218,298 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1 at December 31, 2008.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

Note 5 - Related Party Transactions

The Company has entered into an agreement with WynVale Financial Group LLC (WFG) to provide administrative services to the Company. WFG and the Company are owned by the same parties. Under the terms of the agreement, WFG will provide office facilities, communication and support services for $355 per month. Payments will be made periodically by the Company. However, the obligation will be forgiven if payment of the obligation would cause the Company's net capital to fall below, or aggregate indebtedness to be above, the levels established by the SEC's regulations.

Note 6 - Members' Equity

Members may not transfer any interest or rights in their members' equity without the written consent of the majority of all other members. In addition, if the members determine that additional capital is required to continue the operations of the Company, the members shall make additional capital contributions in proportion to their current equity. If a member does not make the required additional contribution, another member may make the contribution and be credited with the proportionate share of equity in accordance with the terms of the Company's operating agreement.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

	2008
Net Capital	
Total members' equity	$246,195
Deductions from and/or changes to members' equity:	
Total nonallowable assets	(22,897)
Net Capital	223,298
Computation of Basic Net Capital Requirement:	
Minimum net capital required	5,000
Net Capital in Excess of Minimum Requirement	$218,298
Net Capital, as Reported on the Company's FOCUS Report - Part IIA	$223,298
Computation of Aggregate Indebtedness:	
Aggregate indebtedness	$ 4,982
Percentage of aggregate indebtedness to net capital	2.23%
Ratio of aggregate indebtedness to net capital.	0.02 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part IIA of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

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Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Members
WynVale Financial Distributors LLC
Stockton, New Jersey

In planning and performing our audits of the financial statements of WynVale Financial Distributors LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Malvern, Pennsylvania
February 23, 2009

bmc

WynVale Financial Distributors LLC

Financial Report

December 31, 2008

WynVale Financial Distributors LLC

Table of Contents
December 31, 2008

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	9